UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

FIBERNET TELECOM GROUP, INC.

(Name of Issuer)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

315653105

(CUSIP Number)

Wachovia Investors, Inc.
301 S. College St.,
TW5 NC0537,
Charlotte, NC 28288

with a copy to:

James Mercadante
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wachovia Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
	7	SOLE VOTING POWER 566,666 (See Item 5)
	8	SHARED VOTING POWER 505,714,285 (See Item 5)
	9	SOLE DISPOSITIVE POWER 566,666 (See Item 5)
	10	SHARED DISPOSITIVE POWER 590,000,000 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,566,666 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8%
14	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1 Security and Issuer.

This statement relates to common shares, par value $.001 per common share (the "Common Stock"), of FiberNet Telecom Group, Inc., a Delaware corporation (NASDAQ SC:FTGX) ("FiberNet"). FiberNet has its principal executive offices at 570 Lexington Avenue, 3rd Floor, New York, New York 10022.

Item 2 Identity and Background.

(a) This statement is filed by Wachovia Investors, Inc. ("Wachovia" or the "Reporting Person"). Wachovia is organized under the laws of the state of North Carolina.

(b) The principal business of the Reporting Person is set forth on Schedule 1. The name, business address and principal occupation or employment of the executive officers, directors, controlling persons and trustees, as applicable, of the Reporting Person and each corporation and other person ultimately in control of such Reporting Person are set forth on Schedule 1.

(c) No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1, during the past five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(d) No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1, during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Each natural person listed on Schedule 1 is a U.S. Citizen, except as otherwise indicated on such Schedule.

Item 3 Source and Amount of Funds or Other Consideration.

Pursuant to (a) a Purchase Agreement dated October 30, 2002 (the "Purchase Agreement"), between FiberNet and Wachovia, Deutsche Bank AG New York Branch ("Deutsche Bank"), Bank One, N.A. ("Bank One"), IBM Credit Corporation ("IBM"), Nortel Networks Inc. ("Nortel"), and Toronto Dominion (Texas), Inc. ("TD" and together with Wachovia, Deutsche Bank, Bank One, IBM, and Nortel, the "Group Members"), and (b) a Purchase Agreement dated November 11, 2002 (the "New Purchase Agreement"), between FiberNet and the Group Members, each Group Member purchased from FiberNet, and FiberNet sold to such Group Member, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Group Member's name under the heading "Shares Purchased," and immediately exercisable warrants to acquire that number of shares of Common Stock set forth below next to such Group Member's name under the heading "Warrants," in exchange for the conversion of that amount of principal indebtedness and accrued interest, respectively, under the Credit Agreement (defined below) set forth below opposite such Group Member's name under the heading "Purchase Price."

Group Member	Shares Purchased	Warrants	Purchase Price
Deutsche Bank AG New York Branch	125,952,380	35,595,238	$18,619,047.62
Wachovia Investors, Inc.	115,000,000	32,500,000	$17,000,000.00
Bank One, N.A.	43,809,524	12,380,952	$6,476,190.48
IBM Credit Corporation	43,809,524	12,380,952	$6,476,190.48
Nortel Networks Inc.	65,714,286	18,571,429	$9,714,285.72
Toronto Dominion (Texas), Inc.	65,714,286	18,571,429	$9,714,285.72

The principal indebtedness converted pursuant to the Purchase Agreement and the accrued interest converted pursuant to the New Purchase Agreement constituted indebtedness and accrued interest, respectively, under FiberNet's Amended and Restated Credit Agreement, dated as of February 9, 2001 (as amended, supplemented, amended and restated or otherwise modified from time to time on or prior to the date hereof, the "Credit Agreement"), among FiberNet Operations, Inc., Devnet, L.L.C., the financial institutions from time to time parties thereto as lenders, Deutsche Bank AG New York Branch, as administrative agent, Toronto Dominion (USA) Securities Inc., as syndication agent, and Wachovia, as documentation agent.

In addition to the foregoing acquisitions, in consideration of prior amendments to and waivers of the terms of the Credit Agreement, Wachovia had previously acquired immediately exercisable warrants to purchase an aggregate of 566,666 shares of Common Stock (these warrants were issued to Wachovia when it was known as First Union Investors, Inc.).

Wachovia understands that the other Group Members own certain other shares of Common Stock and warrants to purchase shares of Common Stock; however, such other shares and warrants are not subject to the Amended and Restated Investor's Rights Agreement nor the Amended and Restated Stockholders Agreement, and accordingly, Wachovia does not share voting or dispositive power with respect thereto.

Item 4 Purpose of Transaction.

Each Group Member executed the Purchase Agreement, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of a total amount of $66,000,000 of principal indebtedness under the Credit Agreement. Each Group Member also executed the New Purchase Agreement, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of a total amount of $2,000,000 of accrued interest on indebtedness under the Credit Agreement. In connection with the execution of the Purchase Agreement, each Group Member entered into an Investor's Rights Agreement pursuant to which FiberNet granted to each Group Member certain registration and preemptive rights, and each Group Member consented to certain transfer restrictions on the shares of Common Stock and warrants issued pursuant to the Purchase Agreement and the shares of Common Stock issuable upon any exercise of such warrants. In connection with the execution of the Purchase Agreement, FiberNet and the Group Members (other than Nortel) entered into a Stockholders Agreement pursuant to which the parties thereto agreed to take certain actions to (a) cause two individuals approved by a majority in interest of such Group Members to be elected to FiberNet's board of directors and (b) change the number of directors constituting FiberNet's entire board of directors upon the request of a majority in interest of such Group Members. In connection with the execution of the New Purchase Agreement, the Investor's Rights Agreement and the Stockholders Agreement were amended and restated in order to cover the shares of Common Stock and warrants issued pursuant to the New Purchase Agreement. The complete text of the Amended and Restated Stockholders Agreement and the Amended and Restated Investor's Rights Agreement is included in the exhibits hereto and incorporated herein by reference.

Item 5 Interest in Securities of the Issuer.

(a) Pursuant to the terms of the Purchase Agreement, Wachovia acquired an aggregate of 110,000,000 shares of Common Stock, and warrants to purchase an aggregate of 27,500,000 shares of Common Stock. Pursuant to the terms of the New Purchase Agreement, Wachovia acquired an aggregate of 5,000,000 shares of Common Stock, and warrants to purchase an aggregate of 5,000,000 shares of Common Stock. In addition, Wachovia owns warrants of the Company to purchase an aggregate of 566,666 shares of Common Stock (these warrants were issued to Wachovia when it was known as First Union Investors, Inc.). Based upon information provided by FiberNet, such securities represent approximately 14.7% of the fully diluted number of issued and outstanding shares of FiberNet's Common Stock.

For description of the shares of Common Stock and warrants to purchase shares of Common Stock owned by the other Group Members, please see Item 3.

(b) Pursuant to the Amended and Restated Stockholders Agreement, Deutsche Bank, Wachovia, Bank One, IBM and TD share voting power with respect to the shares of Common Stock issued to each such entity pursuant to the Purchase Agreement and the New Purchase Agreement or issuable upon any exercise of the warrants received by each such entity pursuant to the Purchase Agreement and the New Purchase Agreement. Nortel has sole voting power of the shares of Common Stock it received pursuant to the Purchase Agreement and the New Purchase Agreement or issuable upon any exercise of the warrants it received pursuant to the Purchase Agreement and the New Purchase Agreement. Pursuant to the terms of the Amended and Restated Investor's Rights Agreement, each Group Member has agreed to certain transfer restrictions on the shares of Common Stock it received pursuant to the Purchase Agreement and the New Purchase Agreement or issuable upon any exercise of the warrants it received pursuant to the Purchase Agreement and the New Purchase Agreement. The complete text of the Amended and Restated Stockholders Agreement and the Amended and Restated Investor's Rights Agreement is included in the exhibits hereto and is incorporated herein by reference.

(c) not applicable.

(d) not applicable.

(e) not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed, there are no contracts, arrangements, understandings or relationships with respect to securities of FiberNet. For the complete text of each contract, arrangement, understanding and relationship with respect to securities of FiberNet see the Stockholders Agreement and Investor's Rights Agreement attached hereto as exhibits. The text of each such agreement is incorporated herein by reference.

Item 7 Material to be Filed as Exhibits.

- Amended and Restated Stockholders Agreement

- Amended and Restated Investor's Rights Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WACHOVIA INVESTORS, INC.

By: Karen F. Knudtsen
Name: Vice President & Compliance Officer
Title:

Schedule 1

Executive Officers, Directors, Controlling Persons and Trustees of

Wachovia Investors, Inc. and

each Person Ultimately in Control of Wachovia

The principal business of Wachovia Investors, Inc. is ____________.

Name	Business Address	Principal Occupation Or Employment	Conviction Of A Criminal Proceeding (See Item 2(C))	Party To A Civil Proceeding (See Item 2(D))